Exhibit 99.4

THIS FIRST SUPPLEMENTAL INDENTURE made as of the 6th day of August, 2024.

BETWEEN:

COSCIENS BIOPHARMA INC. (formerly, AETERNA ZENTARIS INC.), a corporation incorporated under the laws of Canada (the “Corporation”),

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the “Warrant Agent”);

WHEREAS:

A.	the Corporation entered into a warrant indenture dated May 31, 2024 (collectively with the recitals and schedules thereto, the “Warrant Indenture”) with the Warrant Agent providing for the issuance of Warrants;

B.	except as otherwise provided for herein, all defined terms and expressions used in this First Supplemental Indenture shall have the meanings ascribed to them in the Warrant Indenture;

C.	the Warrant Indenture currently provides that the corporate name of the Corporation is “Aeterna Zentaris Inc.”;

D.	effective as of August 6, 2024, the Corporation changed its corporate name from “Aeterna Zentaris Inc.” to “COSCIENS Biopharma Inc.” (the “Name Change”);

E.	the Corporation and Warrant Agent wish to amend the Warrant Indenture in order to reflect matters related to the Name Change; and

F.	the Corporation and the Warrant Agent are empowered by Article 8 of the Warrant Indenture to enter into this First Supplemental Indenture.

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Amendments

The Warrant Indenture is hereby amended as follows:

(a)	by substituting each instance of “Aeterna Zentaris Inc.” therein with “COSCIENS Biopharma Inc.”;

(b)	in Schedule “A”, by substituting “CUSIP 007975113” with “CUSIP 22112H119”; and

(c)	in Schedule “A”, by substituting “ISIN CA0079751131” with “ISIN CA22112H1192”.

2.	Further Steps

The Corporation and the Warrant Agent are hereby authorized and directed to take all steps as are necessary to give effect to the amendments as set forth in this First Supplemental Indenture.

3.	Incorporation into Warrant Indenture

In all other respects, this First Supplemental Indenture shall be subject to all the terms and conditions of the Warrant Indenture and shall be read and construed as if forming a part thereof.

4.	Ratification

The Warrant Indenture, as amended by this First Supplemental Indenture, is in all respects ratified and confirmed.

5.	Governing Law

This First Supplemental Indenture shall be construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this First Supplemental Indenture and the transactions contemplated herein.

6.	Counterparts

This First Supplemental Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

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IN WITNESS WHEREOF the parties have executed this First Supplemental Indenture as of the date first above written.

COSCIENS BIOPHARMA INC. (formerly, AETERNA ZENTARIS INC.)

Per:	(signed) “Gilles Gagnon”
Name:	Gilles Gagnon
Title:	President and Chief Executive Officer

Per:	(signed) “Giuliano La Fratta”
Name:	Giuliano La Fratta
Title:	Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) “Genevieve Leduc”
Name:	Genevieve Leduc
Title:	Corporate Trust Officer

Per:	(signed) “Marko Kevic”
Name:	Marko Kevic
Title:	Corporate Trust Officer